Exhibit 99.14
[NOTE: This addendum is the form of Addendum No. 2 to the BIMCO Management Agreement entered into by Free Bulkers S.A. and each of Adventure Two S.A. and Adventure Three S.A. This addendum is also the form of Addendum No. 1 to the BIMCO Management Agreement entered into by Free Bulkers S.A. and each of Adventure Five S.A. through Adventure Twelve S.A.]
ADDENDUM No ____ DATED SEPTEMBER 17, 2009
TO THE BIMCO MANAGEMENT AGREEMENT DATED _________, 20___
FOR M.V. “FREE ______”
BETWEEN
“ADVENTURE ______S.A.” OF ______________ (“THE OWNER”)
AND
“FREE BULKERS S.A.” OF MARSHALL ISLANDS (“THE MANGER”)
In connection with the above mentioned Management Agreement following has been mutually agreed between Owner and Manager.
1/. The management fee as per Box 15 of the Management Agreement has been agreed at $16,500 per month, pro rata and is to be effective as of October 1, 2009.
2/. A superintendent attendance fee of $400 per day has been agreed for services as per Box 6 of the Management Agreement and is to be effective as of October 1, 2009.
3/. This Addendum shall constitute inseparable part of the Management Agreement and all other terms/conditions/provisions and exceptions of the Management Agreement dated ________, 20___ shall remain unaltered and in full force and effect.
     IN WITNESS WHEREOF the parties hereto have caused this Addendum No. ____ to be executed by their duly authorised representatives as of September 17, 2009.

FOR “ADVENTURE _______ S.A.”

FOR “FREE BULKERS S.A.”